July 19, 2006

Jack A. Cuneo
President and Chief Executive Officer
CB Richard Ellis Realty Trust
865 South Figueroa Street, Suite 3500
Los Angeles, California 90017

Re: **CB Richard Ellis Realty Trust**
       Amendment No. 3 to Form S-11
       Filed on June 28, 2006
       File No. 333-127405

Dear Mr. Cuneo:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

All page numbers refer to the marked courtesy copy of the registration statement that you provided to us.

General

1.   We note from your response to comment 1 that you intend to submit a request for exemptive relief. Please note that we may have additional comments at such time.

2.   We note your response to comment 2. Please provide us with a copy of the agreement between CBRE Investors and certain of its senior executive officers whereby CBRE Investors may require the executives to purchase a portion of any investment made by CBRE Investors.

Cover Page

3.   We note your response to comment 3. Please advise us whether there was an offer to sell the 80,645 shares of your common stock to Fund Investors, and if there was an offer, when the offer was made and by whom it was made. Also, you state in your response that there is no agreement with Fund Investors to purchase the 80,645 shares. However, on page 78 you state that Fund Investors intends to purchase the common shares for $9.30 per share. Please advise us how a price for the purchase was set if you do not have an agreement with Fund Investors. Further, if such placement has been made, please revise the use of proceeds table to reflect the reduction in the public offering amount.

4.   We note your response to comment 7. Please revise to disclose that the sub-advisory agreement will be between the Advisor and an affiliate of the dealer-manager.

What is the current ownership structure of CBRE REIT and its affiliates, page 7

5.   We reissue comments 10, 11 and 24. In this connection we note that CNL Fund Management Company will own a 23% distribution interest in the net proceeds upon the sale of the Advisor and a 25% distribution interest in CBRE REIT Holdings LLC.

Prior Performance Summary, page 51

Distributions, page 53

6.   Please revise this section to note that the distributions for Strategic Partners III in 2003 represent a return of capital.

7.   We reissue comment 21 in part. In order to determine whether your prior programs are programs in which the CBRE Investor raised funds from passive investors and are therefore the type of programs contemplated to be disclosed in the prior performance tables, please provide us with a copy of any management agreements and partnership agreements.

Description of Shares, page 87

8.   We reissue comment 27. Please revise to include disclosure about each of the Class A, B and C limited partnership interests of the Operating Partnership.

Financial Statements

General

9.   Please continue to monitor the updating requirements of Rule 3-12 of Regulation S-X.

CB Richard Ellis Realty Trust Pro Forma Condensed Consolidated Financial Statements, page F-2

Note 2 – Adjustments to Pro Forma Condensed Consolidated Statement of Operations, page F-5

10.   We note your response to our previous comment 33. Please include the interest expense adjustment for the entire year to provide your investors with information about the continuing impact of the Deerfield Commons note payable.

Performance Tables, beginning on page A-1

Table III

11.   In your response to comment 37, you state that there was no excess distribution amount with respect to Strategic Partners II in 2003. In your response letter dated May 11, 2006, you state that "the only Prior Program that had distributions which exceeded cumulative period operations, sales, and refinancings was Strategic Partners II in 2003 by $14,000 which represents a return of capital." Please reconcile these responses.

12.   On page 53 you note that in Table III, cash deficiencies after cash distributions represents distributions to investors in excess of current period operations, sales and refinancings that were funded by retained prior period cash flows from operations, sales and refinancings that were previously undistributed. The only exception to this is the cash deficiency in 2003 at Strategic Partners III which was the result of an operating loss in the same period. As a result, please revise Table III on page A-5 to note the distributions for Strategic Partners III for 2003 represent a return of capital.

Part II

Item 33. Recent Sales of Unregistered Securities

13.   We reissue comment 42. Please revise to include the aggregate amount of consideration received by the OP for the class A shares issued to CBRE REIT Holdings.

14.   We reissue comment 43. Please revise to disclose the issuances of the class B and class C shares issued to CBRE REIT Holdings.

Exhibit 8.1- Tax Opinion

15.   In your response to comment 48, you state that the tax opinion of your counsel is based on factual representations by you to the effect that you believe your investment in a money market mutual fund would not adversely affect your ability to qualify as a REIT. Whether or not your investment in the money market mutual fund would adversely affect your ability to qualify as a REIT appears to be a legal conclusion. Please have counsel revise its tax opinion to limit its reliance on your representations so that it is clear that it relied solely on factual, not legal, matters.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Thomas Flinn, Accountant, at (202) 551-3469 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3852 with any other questions.

Sincerely,

Elaine Wolff
Legal Branch Chief

cc: Robert E. King, Jr., Esq. (*via facsimile*)
        Clifford Chance US LLP